UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                             Atomic Paintball, Inc.
                                 --------------
                                (Name of Issuer)

                           Common Stock, no par value
                          ----------------------------
                         (Title of Class of Securities)

                                  04961 Q 10 1
                                  ------------
                                 (CUSIP Number)

                                 David J. Cutler
                         2460 W. 26th Ave., Suite 380-C
                                Denver, CO 80211
                   --------------------------------------------
                    (Name and Address of Person Authorized to
                      Receive Notices and Communications)

                                 December 10, 2007
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


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                                                           Page 2  of 6    Pages
                                                      --------------------------
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1       NAME OF REPORTING PERSON:

        David J. Cutler

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
---------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                  (b) [ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS       00

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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                         [ ]
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6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United Kingdom
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                        7      SOLE VOTING POWER
                               INCLUDING OPTIONS              3,925,724
           NUMBER OF    -------------------------------------------------
            SHARES      8      SHARED VOTING POWER
         BENEFICIALLY
          OWNED BY                                                  0
            EACH        -------------------------------------------------
          REPORTING     9      SOLE DISPOSITIVE POWER
           PERSON
            WITH               INCLUDING OPTIONS              3,925,724
                        -------------------------------------------------

                       10      SHARED DISPOSITIVE POWER             0
---------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,925,724
---------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                     [ ]

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13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

54.3%

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14      TYPE OF REPORTING PERSON   IN
---------------------------------------------------------------------------

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                                                           Page 3  of 6    Pages
                                                      --------------------------
Item 1.    Security and Issuer

     This statement on Schedule 13d relates to shares of common stock, no par value, of Atomic Paintball, Inc., a Texas corporation ("ATOC"). The address of the principal executive offices of ATOC is 2460 W. 26th Avenue, Suite 380-C Denver, Colorado 80211.

Item 2.    Identity and Background

     (a) This  statement  on  Schedule  13d is being  filed on  behalf  David J.
Cutler.

     (b) David J. Cutler's business address is 2460 W. 26th Ave., #380-C, Denver, CO 80211.

     (c) Mr. Cutler is a principal of the Issuer. Mr. Cutler became our director and officer in August 2006. Mr. Cutler has more than 20 years of experience in international finance, accounting and business administration. He held senior positions with multi-national companies such as Reuters Group Plc and the Schlumberger Ltd. and has served as a director for two British previously publicly quoted companies -- Charterhall Plc and Reliant Group Plc. From March 1993 until 1999, Mr. Cutler was a self-employed consultant providing accounting and financial advice to small and medium-sized companies in the United Kingdom and the United States. Mr. Cutler was Chief Financial Officer and subsequently Chief Executive Officer of Multi-Link Telecommunications, Inc., a publicly quoted voice messaging business, from 1999 to 2005. Since April 2005, Mr. Cutler has been Chief Executive Officer, Chief Financial Officer and a director of Aspeon, Inc., a publicly listed shell company. Since March 2006, Mr. Cutler has been Chief Executive Officer, Chief Financial Officer and a director of Concord Ventures, Inc. (formerly Cavion Technologies, Inc.), a publicly listed shell company. Mr. Cutler has a masters degree from St. Catherine College in Cambridge, England and qualified as a British Chartered Accountant and as Chartered Tax Advisor with Arthur Andersen & Co. in London. He was subsequently admitted as a Fellow of the UK Institute of Chartered Accountants. Since arriving in the United States, Mr. Cutler has qualified as a Certified Public Accountant, a Fellow of the AICPA Institute of Corporate Tax Management, a Certified Valuation Analyst of the National Association of Certified Valuation Analysts and obtained an executive MBA from Colorado State University.

     (d) David J. Cutler has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) David J. Cutler has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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                                                           Page 4  of 6    Pages
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     (f) David J. Cutler is a citizen of the United Kingdom.

Item 3.    Source and Amount of Funds or Other Consideration

     In August 2006, Mr. Cutler was issued with 2,530,376 shares of Atomic Paintball, Inc. common stock as an inducement to accept an appointment as our Chief Executive Officer.

     In December 2006, Mr. Cutler was issued with 697,674 shares of Atomic Paintball, Inc. common stock to covert $30,000 of debt he had provided to the company to meet expenses into equity.

     In March 2007, Mr. Cutler was issued with a further 697,674 shares of Atomic Paintball, Inc. common stock to covert $30,000 of debt he had provided to the company to meet expenses into equity.


Item 4. Purpose of Transaction

     The circumstances surrounding Mr. Cutler's acquisition of shares of Atomic Paintball, Inc. common stock are explained in Item 3 above.

     Mr. Cutler does not currently have any new plans or proposals, either individually or collectively with another person or company, which relates to or would result in:

     (a) The acquisition by any person of additional securities of ATOC, or the disposition of securities of ATOC;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving ATOC or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of ATOC or any of its subsidiaries;

     (d) Any change in the present board of directors or management of ATOC, including any plans or proposals to change the number of term or directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of ATOC;

     (f) Any other material change in ATOC's business or corporate structure;

     (g) Changes in ATOC's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of NFS by any person;

     (h) Causing a class of securities of ATOC to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer system of a registered national securities association;

     (i) A class of equity securities of ATOC becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

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                                                          Page 5  of  6    Pages
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Item 5.    Interest in Securities of the Issuer

     The percentages of outstanding shares of ATOC common stock reported below are based on the statement that as of September 30, 2007 there were 7,132,804 shares of ATOC common stock outstanding.

     (a) Mr. Cutler beneficially owns or may be deemed to beneficially own 3,925,724 shares of ATOC common stock.

     (b) For information regarding the number of shares of ATOC common stock as to which Mr. Cutler holds or shares or may be deemed to hold, reference is made to items (7) - (12) of the cover page for this statement on Schedule 13D.

     (c) Other than the purchases as set forth herein, there have been no other transactions in shares of ATOC common stock effected by Mr. Cutler during the past 60 days, except for those purchases reflected in prior amendments to Schedule 13d, as filed, specifically, amendments 2-7, inclusive.

     (d) No person other than Mr. Cutler has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Mr. Cutler common stock reported as being beneficially owned (or which may be deemed to be beneficially owned) by Mr. Cutler.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     David  J.  Cutler  has  no  contracts,   arrangements,   understandings  or
relationships (legal or otherwise) with other persons with respect to the securities of ATOC, other than as described in this statement on Schedule 13d.

Item 7.    Material to be Filed as Exhibits

           None.

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                                                           Page 6  of 6    Pages
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                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 16, 2010


/s/ David J. Cutler
-------------------------------
David J. Cutler